File No. 070-10129

                          (As filed December 17, 2003)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                      APPLICATION/DECLARATION ON FORM U-1/A
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


KeySpan Corporation
KeySpan Gas East Corporation
   and its subsidiaries                  KeySpan Insurance Company
KeySpan Generation LLC                   KeySpan Electric Services LLC
The Brooklyn Union Gas Company           KeySpan Energy Trading Services LLC
   and its subsidiaries                  KeySpan Energy Corporation
c/o One MetroTech Center                   and its subsidiaries
Brooklyn, New York 11201                 KeySpan Exploration and Production, LLC
KeySpan New England LLC                  KeySpan Engineering & Survey, Inc.
   and its subsidiaries                  KeySpan-Ravenswood, LLC
EnergyNorth Natural Gas, Inc.            KeySpan Corporate Services LLC
   and its subsidiaries                  KeySpan Utility Services LLC
Boston Gas Company                       KSNE, LLC
   and its subsidiaries                  KeySpan Energy Development Corporation
Essex Gas Company                          and its subsidiaries
   and its subsidiaries                  KeySpan Services, Inc.
Colonial Gas Company                       and its subsidiaries
c/o 52 Second Avenue                     c/o One MetroTech Center
Waltham, Massachusetts 02451             Brooklyn, New York 11201





----------------------------------------------------------------------------
(Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation
                 ----------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar, Jr.
                        Senior Vice President, Secretary
                               and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
               ---------------------------------------------------
                     (Name and address of agent for service)

                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     This pre-effective Amendment No. 2 amends and restates the Form U-1 Application in this proceeding in its entirety as follows:

Item 1.  Description of Proposed Transaction

     A.   Background


     By order dated November 8, 2000 in File No. 70-9699 (Holding Co. Act Rel. No. 27272) as corrected by an order dated December 1, 2000 (Holding Co. Act Rel. No. 27286) (collectively, the "2000 Financing Order"), and as supplemented by an order dated December 6, 2002 (Holding Co. Act Rel. No. 27612) (the "2002 Financing Order") (collectively, the "Prior Financing Orders"), the Securities and Exchange Commission (the "Commission"), based on the Application-Declaration on Form U-1/A filed in this proceeding on November 8, 2000 (the "2000 Financing Application") and the Application-Declaration on Form U-1/A filed in this proceeding on August 15, 2002 (the "2002 Financing Application") (collectively, as amended, the "Prior Financing Applications"), authorized KeySpan Corporation ("KeySpan"), a registered holding company, and its Subsidiaries[1] to engage in a program of external and intrasystem financings (including credit support arrangements), to organize and acquire the securities of specified types of entities (including exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs")), to pay dividends out of capital or unearned surplus, and to engage in other financial and structural transactions from time to time through December 31, 2003 (the "Prior Authorization Period").


     KeySpan registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern Enterprises ("Eastern") (now known as KeySpan New England, LLC) and its indirect acquisition of EnergyNorth Inc. (hereafter referred to as the "Mergers"). The Mergers were approved by the Commission by order dated November 7, 2000 (Holding Co. Act Rel. 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Rel. No. 27281) (collectively, the "Merger Order"). On May 29, 2002, the Commission issued an order approving KeySpan and Eastern's application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company (the "Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern and KeySpan New England, LLC ("KNE LLC"), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an

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1 As described in the 2000 Financing Application, "Subsidiaries" means KeySpan's direct and indirect existing and future subsidiaries and includes the Utility Subsidiaries (as defined below), the Intermediate Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC, formerly known as Eastern Enterprises) and KeySpan's nonutility subsidiaries ("Nonutility Subsidiaries").

agreement and plan of merger, with KNE LLC as the surviving entity. Pursuant to the Conversion Order, as the surviving entity and successor-by-merger to Eastern, KNE LLC (i) has succeeded to Eastern's ownership interests in Boston Gas, Essex Gas, Colonial Gas and ENGI (all of which are defined and described below) and the non-utility subsidiaries owned by Eastern, (ii) is successor of Eastern with respect to its commitments and authorizations set forth in the Prior Financing Orders and underlying applications and post-effective amendments; and (iii) is an exempt holding company pursuant to Section 3(a)(1) of the Act.


     KeySpan is a diversified registered public utility holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), which distributes natural gas at retail to residential, commercial and industrial customers in the New York City boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC ("KeySpan Generation"), which owns and operates electric generation capacity located on Long Island all of which is sold at wholesale to the Long Island Power Authority ("LIPA") for resale by LIPA to its approximately 1.1 million customers; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts to customers; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire (KEDNY, KEDLI, KeySpan Generation, Boston Gas, Colonial Gas, Essex Gas and ENGI are collectively referred to as the "Utility Subsidiaries"). Together, KEDNY and KEDLI serve approximately 1.66 million customers. Together, Boston Gas, Colonial Gas and Essex Gas serve approximately 768,000 customers. ENGI serves approximately 75,000 customers. KeySpan, through its Subsidiaries, engages in energy related non-utility activities as described in the Merger Order.


     Among other specific approvals granted in the Prior Financing Orders, the Commission authorized:

     1.   KeySpan,   directly   or   indirectly   through  its   affiliates   or
          Subsidiaries, to invest up to $2.2 billion in the aggregate in EWGs and FUCOs;

     2. KeySpan, subject to an aggregate amount of $5.8 billion and other financing parameters set forth in the Prior Financing Applications and Prior Financing Orders, to (i) maintain existing financings, and (ii) issue and sell through the Prior Authorization Period up to $2.2 billion of additional securities at any time outstanding;

     3. the Utility Subsidiaries, to the extent not exempt under Rule 52, to issue, sell and have outstanding at any one time during the Prior Authorization Period new debt securities with maturities of one year or less up to the amounts specified below:

                  Utility Subsidiaries            Aggregate Principal Amount
                  --------------------            --------------------------
                                                          ($ millions)
                  KEDNY                                         $300
                  KEDLI                                          300
                  KeySpan Generation                              75
                  Boston Gas                                     500
                  Colonial Gas                                   125
                  Essex Gas                                       25
                  ENGI                                           125
                                                              ------
                                                              $1,450

     4. KeySpan and the Subsidiaries to acquire the equity securities of one or more special-purpose subsidiaries organized solely to facilitate a financing and to guaranty the securities issued by such financing subsidiaries to the extent not exempt pursuant to Rule 45(b) and Rule 52;

     5. KeySpan to (i) maintain in effect and to amend, renew, extend and/or replace any and all of its existing guarantees, letters of credit, expense agreements and other forms of credit support with respect to the obligations of the Subsidiaries or which may be entered into or given prior to the completion of the Mergers including the guarantees listed in Exhibit C to the 2000 Financing Application which were approximately $2 billion and (ii) enter into additional guarantees (i.e., in addition to the existing guarantees) up to an additional aggregate principal amount of $2 billion[2] (not including the existing guarantees at the time of the Mergers).

     As further described below, KeySpan and the Subsidiaries (collectively, the "Applicants") now request authorization to engage in certain financing transactions during the Authorization Period (as defined below) for which the specific terms and conditions are not at this time known, without further prior approval by the Commission.

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2 As authorized by the 2002 Financing Order, this amount included a $60,000,000 guarantee obligation that KeySpan had to Hawkeye Construction, LLC, a non-affiliate, under a June 2000 agreement. This guarantee is no longer outstanding.

B.  Overview of the Requests

     The Applicants hereby request authorization to engage in the financing transactions set forth below during the period from the effective date of the order in this proceeding through December 31, 2006 (the "Authorization Period").

     The approval by the Commission of this application-declaration (the "Application") will give the Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders. Approval of this Application is consistent with the Prior Financing Orders and existing Commission precedent.[3]

     The authorizations for financing transactions and other approvals requested herein relate to:

          (a) issuances by KeySpan of common stock;

          (b) issuances of preferred stock and preferred or equity-linked securities (including units with incorporated options, warrants and/or forward equity purchase contracts or provisions that are exercisable or exchangeable for or convertible into common stock);

          (c) issuances of long-term debt;

          (d) issuances of short-term debt;

          (e) issuances of up to 13 million shares of KeySpan common stock under KeySpan's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans;

          (f) the entering into by KeySpan and its Subsidiaries of hedging transactions;

          (g) the issuance of intra-system advances and guarantees by KeySpan to or on behalf of Subsidiaries of KeySpan;

          (h) the issuance of intra-system advances and guarantees, to the extent not exempt pursuant to Rule 52, by the Nonutility Subsidiaries to or on behalf of other Nonutility Subsidiaries;

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3 See e.g., SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); First Energy Corporation, Holding Co. Act Release No. 27459 (Oct. 29 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Holding Co. Act Release No. 27212 (Aug. 16, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15,
     1999)), Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998), and Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997).

          (i) issuances of short-term debt securities (including commercial paper) by the Utility Subsidiaries, to the extent not exempt pursuant to Rule 52;

          (j) the ability of the Nonutility Subsidiaries to pay dividends out of capital or unearned surplus;

          (k) the right of KeySpan to acquire directly or through Subsidiaries the securities of one or more corporations, trust, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") in order to, among other things, facilitate the acquisition, holding and/or financing of KeySpan's non-utility investments;

          (l) the authority for KeySpan to engage, directly or through Subsidiaries, in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") in each case related to KeySpan's permitted non-utility investments;

          (m) the  authority  for KeySpan  and its  Nonutility  Subsidiaries  to
     undertake   internal   reorganizations   of  then  existing  and  permitted
     Nonutility Subsidiaries and businesses;

          (n) the authority for KeySpan and the Subsidiaries to make investments in EWGs and FUCOs up to an aggregate amount not to exceed $3.0 billion;

          (o) the authority for KeySpan and the Subsidiaries to organize and/or acquire the equity securities of one or more additional corporations, trusts, partnerships or other entities organized to serve the purpose of facilitating financings ("Financing Subsidiaries");

          (p) the authority for the Nonutility Subsidiaries to provide services and sell goods to each other at fair market prices determined without regard to cost; and

          (q) issuances by KeySpan and its Subsidiaries of common stock, preferred stock, preferred and equity-linked securities, long-term debt and short-term debt to refund, replace, repurchase or refinance existing securities, to the extent not exempt pursuant to Rule 52.

         C. Financing Authorization

                  1. Parameters for Financing Authorization

     Authorization is requested herein to engage in a variety of financing transactions, credit support arrangements and other related transactions, as more fully discussed below, during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission.

     The following general terms (the "Financing Parameters") will be applicable where appropriate to the financing transactions requested to be authorized hereby:

     (a) Effective Cost of Money on Financings. The effective cost of capital on debt and preferred or equity-linked financings will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on (i) long-term debt borrowings exceed 500 basis points over the comparable term U.S. Treasury securities and on (ii) short-term debt borrowings exceed 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

     (b) Maturity. The maturity of indebtedness will not exceed 50 years. Preferred stock or preferred or equity-linked securities (other than perpetual preferred stock) will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.

     (c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 7% of the principal or total amount of the securities being issued;  or (ii) issuance  expenses  that are generally  paid at the time of the pricing  for sales of the  particular  issuance,  having the same or  reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality. (See Xcel Energy, et al., Holding Co. Act Release No. 27731, File No. 70-9635 (September 30, 2003); Progress Energy, Inc., et al., Holding Co. Act Release No. 27728, File No. 70-10130 (September 29, 2003); Scana Corporation, et al., Holding Co. Act Release No. 27649, File No. 70-10087 (February 12, 2003)).

     (d) Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing of the capital expenditures of the KeySpan system; (ii) the financing of working capital requirements of the KeySpan system; (iii) the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by KeySpan or its Subsidiaries or as otherwise authorized by the Commission; (iv) direct or indirect investment in companies authorized under the Act or Commission rule, or pursuant to order of the Commission (including EWGs or FUCOs) or in a separate proceeding; and (v) other lawful purposes. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

     (e) Common Equity Ratio. At all times during the Authorization Period, KeySpan and each Utility Subsidiary will each maintain common equity (as reflected in the most recent annual or quarterly financial statement of each entity, as the case may be, adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt).

     As of September 30, 2003, the common equity of each Utility Subsidiary and of KeySpan on a consolidated basis is as follows:

         Essex Gas Company                  36.98%
         Colonial Gas Company               42.25%
         Boston Gas Company                 34.69%
         KeySpan Generation LLC             43.05%
         EnergyNorth Natural Gas, Inc.      61.50%
         The Brooklyn Union Gas Company     58.30%
         KeySpan Gas East Corporation       45.77%
         Consolidated                       38.67%

     (f) Authorization Period. No security will be issued pursuant to the authority sought herein after the last day of the Authorization Period (which is December 31, 2006).

                  2. Financial Condition

     The tables set forth in Exhibit G-5 hereto show actual capitalization amounts and ratios for KeySpan and each of its Utility Subsidiaries at September 30, 2003.

     KeySpan and the Utility Subsidiaries represent that, apart from securities issued for the purpose of funding money pool operations, no other securities may be issued in reliance upon this Order, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer, that are rated (ENGI and Essex Gas are not rated), are rated investment grade; and (iii) all outstanding securities of KeySpan, the top-level registered holding company, that are rated, are rated investment grade ("Investment Grade Condition"). For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934. KeySpan and the Utility Subsidiaries, in addition, request that the Commission reserve jurisdiction over the issuance of any securities that are not able to meet the Investment Grade Condition. The ratings of each of the following entities as of the date hereof are as follows:

                                  Moody's                  Standard and Poor's
                                 --------                  -------------------

KeySpan                             A3                             A
KEDLI                               A2                             A+
KEDNY                               NR                             A+
KeySpan Generation                  A3                             A
Boston Gas                          A2                             A
Colonial Gas                        A2                             A+

                  3. Description of Specific Types of Financing

                  (a) KeySpan External Financing

     KeySpan requests authorization to increase its total consolidated capitalization through sales of common stock, preferred stock, preferred and equity-linked securities, long-term debt and short-term debt securities. With respect to common stock, KeySpan also requests authority to issue common stock to third parties in consideration for the acquisition by KeySpan or a Nonutility Subsidiary of equity or debt securities of a company being acquired pursuant to an exemption under the Act (e.g., Sections 32, 33 or 34) or pursuant to Commission rule (e.g., Rule 58) or specific authorization by Commission order. The aggregate amount of financing obtained by KeySpan during the Authorization Period from the issuance and sale of common stock, preferred stock, preferred and equity-linked securities, and/or long-term debt, as described below, and other than for refinancing, refunding or replacement of outstanding securities, shall not exceed $ 3.0 billion (the "Long-Term Financing Limit"). The Long-Term Financing Limit includes only new issuances of securities, as described below, during the Authorization Period.

     In addition to the $ 3.0 billion Long-Term Financing Limit from the new issuance and sale of common stock, preferred stock, preferred and equity-linked securities, and/or long-term debt, as discussed below, KeySpan proposes to issue up to $ 1.3 billion of short-term debt during the Authorization Period (the "Short-Term Financing Limit").

                  i. Common Stock

                  a. General

     Subject to the Long-Term Financing Limit and applicable Financing Parameters, KeySpan may sell or otherwise issue[4] common stock covered by this Application in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established

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4 The authority to issue common stock requested in this Application also includes authorization to contribute common stock to current or future employee benefit plans to satisfy current or future capital funding obligations, subject to the parameters set forth under this heading.

for their benefit) and shareholders. Issuances of common stock under KeySpan's employee benefit plans and stock purchase and dividend reinvestment plans (as described in C.3.(c) below) will not count towards the Long-Term Financing Limit. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by KeySpan) or directly by one or more underwriters acting alone. The securities may be sold directly by KeySpan or through agents designated by KeySpan from time to time. If dealers are utilized in the sale of any of the securities, KeySpan will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The aggregate price of the common stock being sold through any underwriter or dealer shall be calculated based on either the specified selling price to the public or the closing price of the common stock on the day such offering is announced. If common stock is being sold in an underwritten offering, KeySpan may grant the underwriters thereof an over-allotment option permitting the purchase from KeySpan of additional shares at the same price then being offered solely for the purpose of covering over-allotments.

     Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed above or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be with terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

                  b. Acquisitions

     Common stock may be issued to third parties in consideration for the acquisition by KeySpan or a Nonutility Subsidiary of equity or debt securities of a company being acquired under an exemption under the Act (e.g., sections 32, 33 or 34) or pursuant to Commission rule (e.g., Rule 58) or specific authorization by an order issued by the Commission. The KeySpan common stock to be exchanged in such a transaction may be purchased on the open market under Rule 42, or may be original issue. Original issue stock may be registered under the Securities Act of 1933, as amended (the "1933 Act"). If such common stock is not registered, then the common stock acquired by such third parties would be subject to resale restrictions under Rule 144 under the 1933 Act.

                  ii. Preferred Stock and Preferred and Equity-linked Securities

     KeySpan requests Commission authorization during the Authorization Period, subject to the Long-Term Financing Limit, to issue preferred stock and preferred securities (including, specifically, trust preferred securities) or equity-linked securities (including, specifically, debt or preferred securities that are convertible or exchangeable, either mandatorily or at the option of the holder, into common stock of KeySpan or its Subsidiaries, or KeySpan indebtedness and forward purchase contracts for common stock of KeySpan or its Subsidiaries.

     There are many different variations of equity-linked products offered in the marketplace. Typically, these products combine a security with a fixed obligation (e.g., preferred stock or debt) with a conversion feature that is exercisable (in some cases mandatorily) within a relatively short period (e.g., three to six years after issuance). These instruments may also be tax advantaged. From the issuer's standpoint, an equity-linked security may offer a means to raise capital at a lower overall economic or after-tax cost than other types of long-term securities in that the fixed obligation component may have a lower after-tax cost than straight preferred stock and all or a portion of the interest or dividends paid may be tax deductible. From an economic standpoint, these types of securities also generally carry a lower cost than common equity. Preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. Dividends or distributions on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments or distributions for specified periods. Preferred or equity-linked securities may be convertible or exchangeable into shares of common stock or other indebtedness and may be issued in the form of shares or units. The conversion of such equity-linked securities and the subsequent issuance of other securities as a direct result of such conversion (or the performance of such forward purchase contracts), to the extent that no additional financing proceeds are realized, shall not be counted against the Long-Term Financing Limit.[5]

     Preferred stock and preferred equity linked securities may be sold directly or indirectly through underwriters or dealers in connection with an acquisition similar to that described for common stock in Item 1. C.3.(a)(i) above.

     The Commission has approved the issuance of these types of securities on several occasions.[6]

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5 In May 2002, KeySpan completed an offering of 9.2 million publicly traded equity-linked securities units. The aggregate offering price was $460 million. Each unit consists of a 6-year term, 8.75% senior unsecured note with a principal amount of $50, and a forward stock purchase contract to purchase $460 million of KeySpan common stock (based on a range of prices between $35.30 and $42.36) in May 2005. Both the issuance of the note and the forward stock purchase contract portion (including the execution thereof) of the equity-linked units were issued and accounted for under KeySpan's Prior Financing Orders. Accordingly, the conversion of the forward stock purchase contracts into KeySpan common stock in May 2005 shall not be counted against the $ 3.0 billion Long-Term Financing Limit.

6 SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003); The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001).

                  iii. Long-Term Debt

     KeySpan requests Commission authorization during the Authorization Period, subject to the Long-Term Financing Limit, to issue unsecured, long-term debt securities for the uses set forth in Section C.1.(d) above.

     At September 30, 2003, KeySpan had approximately $4.92 billion of long-term debt obligations outstanding. The amounts issued under the authority granted in the Prior Financing Orders will not count against any financing limits provided for herein.

     Long-term debt securities may be comprised of notes, medium-term notes, debentures, or similar unsecured securities under one or more indentures (the "KeySpan Indenture") or long-term indebtedness under agreements with banks or other institutional lenders. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms, terms for conversion into any other security of KeySpan or its Subsidiaries and other terms and conditions as KeySpan may determine at the time of issuance.

     The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding, subject to the Financing Parameters.

     Borrowings from banks and other financial institutions will be pari passu with debt securities issued under the KeySpan Indenture and the short-term credit facilities (as described below).

     Specific terms of any borrowings will continue to be determined by KeySpan at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section C.1 above.

     The request for authorization for KeySpan to issue these types of long-term debt securities is consistent with the current authority under the Prior Financing Orders and authorization that the Commission has granted to other combination gas and electric holding companies.[7]

                  iv. Short-Term Debt

     KeySpan requests authorization to issue and to have outstanding at any one time during the Authorization Period, up to $1.3 billion of short-term debt (the "Short-Term Financing Limit"), which may include institutional borrowings, commercial paper or bid notes (all as described below) and short-term debt

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7 See e.g., SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31, 2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Holding Co. Act Release No. 27212 (Aug. 16, 2000).

issued under the KeySpan Indenture or otherwise. The authorization for short-term debt is in addition to the Long-Term Financing Limit requested for common stock, preferred stock and preferred and equity-linked securities and long-term debt as described above.

     Short-term debt shall include any debt securities with a maturity term of one year or less. KeySpan may sell commercial paper, from time to time, in established domestic commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from KeySpan will re-offer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

     KeySpan may, without counting against the Short-Term Financing Limit set forth above, maintain back-up lines of credit (regardless of the maturation term for such back-up credit) in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized short term debt. In no event will the amount of borrowings under such lines of credit plus the amount of commercial paper outstanding exceed $1.3 billion in the aggregate.

                  v. Utility Subsidiary and Nonutility Subsidiary Financing

     The New York Public Service Commission (the "NYPSC"), the Massachusetts Department of Telecommunications and Energy (the "MDTE") or the New Hampshire Public Utility Commission (the "NHPUC"), as the case may be, each has regulatory jurisdiction over certain of the Utility Subsidiaries with respect to the issuances of securities in most cases. In such cases, the issue and sale of securities by the Utility Subsidiaries will be exempt from the pre-approval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a) because such issuances must be approved by the state utility commission with jurisdiction over such utility.

     However, certain issuances of securities by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption because they would be exempt from state commission approval. Specifically, (1) NYPSC approval is not required for the issuance by KEDNY, KEDLI and KeySpan Generation of debt securities with maturities of one year or less; (2) the approval of the MDTE is not required for the issuance by Boston Gas, Colonial Gas and Essex Gas of debt securities with maturities of one year or less; and (3) the approval of the NHPUC is not required for the issuance by ENGI of debt securities with maturities of one year or less which in the aggregate do not exceed 10% of the net utility plant.

     The financings by the Utility Subsidiaries for which authorization is requested herein are outside the scope of the Rule 52 exemption. In addition to the requests below, each Utility Subsidiary also requests authority to issue securities not exempt under Rule 52 for refunding, refinancing or replacement of outstanding securities; provided that in no event will the aggregate principal amount of outstanding securities for each Utility Subsidiary exceed the respective amounts set forth below.

     KeySpan has been authorized by the Commission to establish and utilize a utility money pool (KeySpan Corporation, et al., Release No. 35-27272, File No. 70-9699). The Utility Subsidiaries now request authority to issue short-term debt, including commercial paper and credit lines, and to loan and borrow funds from the utility money pool during the Authorization Period, in the following aggregate principal amounts (collectively referred to as the "Utility Financing Limit"):

                                                     Aggregate Principal
         Utility Subsidiary                          Amount ($ million)[8]
         ------------------                          ---------------------

         KEDNY                                              350
         KEDLI                                              450
         KeySpan Generation                                 100
         Boston Gas                                         500
         Colonial Gas                                       225
         Essex Gas                                           50
         ENGI                                               125
                                                         -------
                                                          1,800

     The Utility Subsidiaries request authority to sell commercial paper, from time to time, in established domestic commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from such Utility Subsidiaries will re-offer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies. The Utility Subsidiaries may, without counting against the limits set forth above, further maintain back up lines of credit in an aggregate amount not to exceed the amount of authorized commercial paper. Credit lines may be set up for use by the Utility Subsidiaries for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. The Utility Subsidiaries will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate

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8 The dollar limitations set forth herein do not include certain presently outstanding push-down debt resulting from the Mergers as described in our 2000 Financing Application in the following amounts: $700 million to Boston Gas, $100 million to Colonial Gas, $100 million to Essex Gas, and $150 million to ENGI.

or necessary. Subject to the Financing Parameters, each such Utility Subsidiary may engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance.[9] The Utility Financing Limit is in addition to the Long-Term Financing Limit and the Short-Term Financing Limit.

     To the extent not exempt under Rule 52, the Utility Subsidiaries also request authority to enter into interest rate risk management transactions (hedge instruments) and Anticipatory Hedges of the same type and under the same conditions as are requested below by KeySpan.

     With respect to the Nonutility Subsidiaries, it is anticipated that the Nonutility Subsidiaries will issue and sell securities pursuant to the exemption from Section 6(a) under the Act provided by Rule 52. To the extent not exempt under Rule 52, such Nonutility Subsidiaries will borrow and lend funds through the operation of a non-utility money pool that was authorized by the Commission in its order dated August 7, 2003.[10] Short-term financings undertaken by Nonutility Subsidiaries that are not exempt under Rule 52 but are otherwise authorized hereby will be included in and subject to the aggregate Short-Term Financing Limit as well as subject to the Financing Parameters.

                  vi. Guarantees and Intra-system Advances

     KeySpan requests authorization to enter into guarantees, performance guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $ 4.0 billion outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45) (the "Guaranty Financing Limit"). For example, it is contemplated that during the Authorization Period, KeySpan will enter into guarantees, performance guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries in connection with transactions that are anticipated to involve generation expansion projects. These types of contemplated expansion projects may be best structured to include guarantees. Based on the anticipated size of such transactions, the requested $4.0 billion limit would potentially allow KeySpan to enter into approximately five or six such projects during the Authorization Period.

     The Guaranty Limit is in addition to the Long-Term Financing Limit, the Short-Term Financing Limit and the Utility Financing Limit. Included in this amount are guarantees and other credit support mechanisms by KeySpan in favor of its Subsidiaries that were previously issued. KeySpan may charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the

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9    The short-term financings, if any, will be unsecured.

10 The Commission issued an order dated August 7, 2003, authorizing KeySpan to establish and utilize a non-utility money pool (see KeySpan Corporation, et al., Release Nos. 35-27709, 70-9699).

cost, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the guarantee remains outstanding.[11] Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

     The existing intra-system guarantees and support provided by KeySpan as of September 30, 2003, which are expected to remain in place, are set forth in Exhibit G-3, attached hereto.

     KeySpan requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with the parameters for financing authorization set forth in Section C. above or be exempt. To the extent that a guaranty issued pursuant to the authority granted herein is of a security issued pursuant to the authority granted herein such that both the guaranty and the underlying obligation are subject to limitation amounts, such issuance will count only against the applicable limitation related to the underlying obligation to avoid a double count. To provide otherwise would be to in effect count the obligation twice since the holding company system is obligated to the obligee only with respect to the principal amount of the underlying obligation.[12]

     Applicants also request authorization for the Nonutility Subsidiaries to enter into guarantees, performance guarantees, obtain letters of credit, enter into expense agreements and otherwise provide credit support with respect to other Nonutility Subsidiaries, in an aggregate principal amount not to exceed the Guaranty Financing Limit. The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guaranty provided on its behalf determined in the same manner as specified above. The Commission has approved such guaranty and credit support transactions among non-utility companies (see SCANA Corporation, et al., Holding Co. Act Release No. 27649 (February 12, 2003)).

     Certain of the guarantees referred to above may be in support of the obligations of Subsidiaries which are not capable of exact quantification because they are subject to varying quantification. In such cases, KeySpan will determine the exposure under such guaranty for purposes of measuring compliance with the Guaranty Financing Limit by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. Estimates will be made in accordance with GAAP. Such estimation will be reevaluated periodically.[13]

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11   See Pepco Holdings Inc., Holding Co. Act Release No. 27557 (July 31, 2002).

12 See E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); National Grid, Holding Co. Act Release No. 27490 (Jan. 16, 2002); Kansas City Power & Light Co., Holding Co. Act Release No. 27436 (Sept. 7, 2001); Ameren
     Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001); Dominion Resources, Holing Co. Act Release No. 27406 (May 24, 2001).

13   Guarantees  that  are  subject  to  varying  quantification  such  as  that described herein have been approved by the Commission (see SCANA Corporation, et al., Holding Co. Act Release No. 27649 (February 12,
     2003)).

                  vii. Refunding, Replacing, Repurchasing or Refinancing
                       Outstanding Securities

     Applicants request authorization to refund, replace, repurchase (through open market purchases, tender offers or private transactions) or refinance their respective debt or equity securities outstanding, during the Authorization Period through the issuance of similar or any other types of securities authorized under this Application ("refinancing"). In no case will a refinancing cause any applicable financing limits to be exceeded.

     The amount of securities issued in a refinancing that are equal to the then existing outstanding aggregate principal amount of securities to be refinanced will not be counted against the applicable financing limit, as the case may be. Only securities issued to finance the additional costs associated with such refinancing will be counted against the applicable financing limit, as the case may be. Such additional securities may be issued to finance costs incurred due to redemption premiums, costs of acquisition or retirement of such securities, costs of issuance, or other similar costs, including the costs expended to acquire securities on the open market pursuant to Rule 42 and the subsequent costs to reissue such securities. Any refinancing of securities outstanding during the Authorization Period will be undertaken through the issuance of similar or any other securities of the types authorized in this Application and will be subject to the Financing Parameters.

         (b) Financing Risk Management Devices

     i. Interest Rate Risk. KeySpan requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements. Hedges may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or U.S. governmental agency (e.g., Fannie Mae) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts. KeySpan would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of any interest rate swap exceed the face value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, KeySpan will not engage in speculative transactions. KeySpan will only enter into agreements with counterparties ("Approved Counterparties") whose senior debt ratings, as published by a national recognized rating agency, are greater than or equal to "BBB-," or an equivalent rating.

     ii. Anticipatory Hedges. In addition, KeySpan requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. KeySpan will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. KeySpan may decide to lock in interest rates and/or limit its exposure to interest rate increases.

     iii. Accounting Standards. KeySpan will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"), SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB. The Hedge Instruments and Anticipatory Hedges approved hereunder will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into.

     iv. Subsidiaries. To the extent not exempt under Rule 52, the Subsidiaries also request authority to enter into interest rate risk management transactions (Hedge Instruments) and Anticipatory Hedges of the same type and under the same conditions as are requested by KeySpan.

     (c) Direct Stock Purchase and Dividend Reinvestment Plan, Incentive Compensation Plans and other Employee Benefit Plans

     KeySpan proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions, or by some other method which complies with applicable law and Commission interpretations then in effect, up to thirteen (13) million shares of KeySpan common stock under KeySpan's current or any future direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans (see Exhibit G-4 hereto). Any shares of common stock acquired by KeySpan on the open market during the Authorization Period pursuant to Rule 42 that were originally issued under this 13 million issuable shares limitation shall no longer count against such 13 million issuable shares limitation until such time as the shares are reissued pursuant to the authority requested herein. Under the Prior

Financing Orders, the Commission authorized KeySpan to issue and sell its common stock under these stock plans subject to its prior aggregate financing limitation rather than the aggregate issuable shares limitation requested herein.

     (d) Payment of Dividends out of Capital or Unearned Surplus by Nonutility Subsidiaries

     Applicants request authority for the Nonutility Subsidiaries to pay dividends with respect to the securities of such companies, from time to time, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.[14] Without further approval of the Commission, no Nonutility Subsidiary will declare or pay any dividend out of capital or unearned surplus if that Nonutility Subsidiary derives any material part of its revenues from sales of goods, services, electricity or natural gas to any of the Utility Subsidiaries or if at the time of such declaration or payment such Nonutility Subsidiary has negative retained earnings.[15]

     (e) Development and Administrative Activities

     In connection with future investments in EWGs, FUCOs and in subsidiaries permitted pursuant to Rule 58 ("Rule 58 Subsidiaries"), KeySpan and the Subsidiaries requests authority to engage in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments. Development Activities and Administrative Activities include preliminary activities designed to result in a permitted non-utility investment such as an investment in an EWG or FUCO pursuant to the authority requested herein; however, such preliminary activities may not qualify for such status until the project is more fully developed. Accordingly, approval is sought for Development Activities and Administrative Activities.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Applicants also request authority for the formation of new subsidiary companies organized for the sole purpose of engaging in such Development Activities and/or Administrative Activities. Development Activities and/or Administrative Activities, and the formation of new subsidiaries therefore, may be undertaken prior to the actual formation, registration or qualification of such company as an EWG, FUCO or Rule 58 company; provided that such activities will be designed to eventually result in a permitted non-utility investment.

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14   See FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29, 2001).

15   FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29, 2001).

     KeySpan proposes a "revolving fund" concept for permitted Development Activities and Administrative Activities.[16] To the extent a Subsidiary for which such amounts were expended for Development Activities and/or Administrative Activities becomes an EWG, FUCO, or Rule 58 Subsidiary, the amount so expended will cease to be Development Activities and/or Administrative Activities, as the case may be, and will then be considered as part of the "aggregate investment" allowed by Commission order and/or the applicable provisions under the Act. In the case of Rule 58 Subsidiaries, such aggregate investment will then count against the limitation on such aggregate investment under Rule 58. In the case of EWGs and FUCOs, such aggregate investment will then count against the limitation on such aggregate investment set forth below. Should the Development Activities and/or Administrative Activities fail to lead to a permitted non-utility investment, such expenditures will not be counted against the "aggregate investment" allowed by Commission order and/or the applicable provisions under the Act with respect to EWG, FUCO or Rule 58 Subsidiaries. Additionally, in the event that the Development Activities and/or Administrative Activities fail to lead to a permitted non-utility investment, any new subsidiaries formed for the purposes of engaging in Development
Activities and/or Administrative Activities shall be dissolved as soon as reasonably practicable.

     This type of approval for a revolving fund of investment in Development Activities and Administrative Activities has been approved by the Commission in prior cases.[17] The Commission has approved the types of Development Activities and Administrative Activities described above in several cases.[18]

     (f) EWG/FUCO Investment Authority

     KeySpan requests authorization to increase the EWG/FUCO "aggregate investment" limitation authorization under the 2002 Financing Order. KeySpan and the Subsidiaries propose to make, directly or indirectly, aggregate investments (as defined in Rule 53) in existing and future EWGs and FUCOs through the

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16 Expenditures in EWGs, FUCOs and in Rule 58 Subsidiaries which count against the "aggregate investment" limitation authority requested herein for EWGs and FUCOs, or the "aggregate investment" limitation in Rule 58, will not include expenditures on Development Activities and Administrative Activities.

17   See SCANA  Corporation,  Holding Co. Act Release No.  27649  (February  12,
     2003);  Exelon  Corporation,  Holding Co. Act  Release No.  27545 (June 27,
     2002);  FirstEnergy  Corp.,  Holding Co. Act Release  No.  27459 (Oct.  29,
     2001); KeySpan Corporation,  Holding Co. Act Release No. 27272 (November 8,
     2000);  Ameren  Corporation,  Holding Co. Act  Release No.  27053 (July 23,
     1999).

18   E.g.,  SCANA  Corporation,  Holding Co. Act Release No. 27649 (February 12,
     2003); Exelon Corporation,  Holding Co. Act Release No. 35- 27545 (June 27,
     2002);  FirstEnergy  Corp,  Holding Co. Act Release No.  35-27459 (Oct. 29,
     2001); Southern Co., Holding Co. Act Release No. 35-27303 (Dec. 15, 2000); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc., Holding Co. Act Release No. 35-27291 (Dec. 6, 2000).

Authorization Period up to an aggregate amount not to exceed $ 3.0 billion outstanding at any one time[19], which represents approximately 496% of KeySpan's average consolidated retained earnings for four quarters ended September 30, 2003.


     At September 30, 2003, the consolidated amount of KeySpan's current aggregate investment in existing EWGs and FUCOs, which represents approximately 177% of KeySpan's average consolidated retained earnings of $605,332,000 for the four quarters ended September 30, 2003, was as follows:


                                   Entity                                    Investment ($ Thousands)
                                   ------                                    ------------------------
       KeySpan-Ravenswood LLC (EWG)                                                   $814,613

       Phoenix Natural Gas Limited and Finsa Energeticos (FUCOs)                        59,286

       KeySpan-Glenwood Energy Center LLC (EWG)                                         94,322

       KeySpan-Port Jefferson Energy Center LLC (EWG)                                  104,361

                 Total                                                              $1,072,582
                                                                                     ---------

     KeySpan-Ravenswood LLC ("KeySpan-Ravenswood"), a New York limited liability company and wholly-owned subsidiary of KeySpan, is an EWG pursuant to Section 32 of the Act. Keyspan-Ravenswood owns and/or leases and operates an approximately 2,210 megawatt electric generating facility located in Queens, New York ("Ravenswood Facility"). KeySpan-Ravenswood acquired the Ravenswood Facility from The Consolidated Edison Company of New York, Inc. ("Con Edison") in June of 1999 as part of Con Edison's divestiture of its generation assets. KeySpan-Ravenswood sells energy, capacity and ancillary services at wholesale.[20]

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19 The Commission previously granted KeySpan the authority to make aggregate investments in EWGs and FUCOs up to $2.2 Billion in its order dated December 6, 2002 (KeySpan Corporation, et al., Holding Co. Act Release No. 35-27651, File No. 70-9699).

20 KeySpan notes that KeySpan-Ravenswood, formerly known as KeySpan-Ravenswood, Inc. ("Ravenswood Inc.") and organized as a New York corporation, was converted into a New York limited liability company. The conversion occurred on July 2, 2002 and was accomplished by KeySpan creating KeySpan-Ravenswood as newly formed, wholly-owned limited liability company and Ravenswood Inc. merging into KeySpan-Ravenswood with KeySpan-Ravenswood being the survivor. The transaction was only a nominal conversion of the KeySpan-Ravenswood's corporate form and did not result in any substantive change in operations. Like Ravenwsood Inc., KeySpan-Ravenswood is an EWG and succeeded as the owner of Ravenswood Inc.'s assets. Commission approval was not required for the transaction because KeySpan is authorized to acquire EWGs.

     Phoenix Natural Gas Limited ("Phoenix), a Northern Ireland company, is a FUCO pursuant to Section 33 of the Act. Phoenix owns and operates a natural gas distribution system located in Northern Ireland. KeySpan indirectly holds a 24.5% ownership interest in Phoenix.[21]


     FINSA Energeticos, S. de R.L. de C.V. ("FINSA") is a Mexican company and a FUCO. FINSA owns a small gas distribution company in Mexico and is also involved in the development of generation and gas pipeline projects in Mexico. KeySpan indirectly holds a 50% interest in FINSA.


     KeySpan-Glenwood Energy Center LLC ("KeySpan-Glenwood"), a wholly owned, indirect subsidiary of KeySpan, is an EWG. KeySpan-Glenwood is the owner and operator of a 79.9 MW generating plant located on Long Island, New York. Construction of the plant began in January 2002 and KeySpan-Glenwood began making wholesale power sales from the plant on May 24, 2002.


     KeySpan-Port Jefferson Energy Center LLC ("KeySpan-Port Jefferson"), a wholly owned, indirect subsidiary of KeySpan, is an EWG. KeySpan-Port Jefferson is the owner and operator of a 79.9 MW generating plant located on Long Island, New York. Construction of the plant began in January 2002. The plant began commercial operation in the summer of 2002.


     KeySpan determined that the provisions of Rule 53 under the Act as well as the 2000 Financing Order which limited KeySpan's direct and indirect "aggregate investments" (as defined in Rule 53) in EWGs and FUCOs to 250% of KeySpan's "consolidated retained earnings" (as defined in Rule 53), would be insufficient to meet KeySpan's business plans with respect to investments in existing and future EWGs. Accordingly, KeySpan submitted an application to the Commission on Form U-1/A, as filed December 4, 2002, in File No. 70-10063, requesting authorization to exceed the investment limits provided by the Act and the 2000 Financing Order, and to make investments in EWGs and FUCOs up to an aggregate investment limit of $2.2 billion. The Commission granted such authorization to KeySpan in an order dated December 6, 2002, Release No. 35-27612, thereby allowing KeySpan to make investments in an aggregate amount of up to $2.2 billion that represented at that time approximately 440% of KeySpan's average consolidated retained earnings for the four quarters ended September 30, 2002. Moreover, tying the aggregate investment to a specified dollar amount rather than a percentage of consolidated retained earnings is consistent with EWG and FUCO investment authorizations that the Commission has granted to other

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21 KeySpan announced on November 21, 2003 that its subsidiary, KeySpan Energy Development Corporation ("KEDC") has signed a Sale and Purchase Agreement with East Surrey Holdings for the sale of KeySpan's 24.5% interest in Phoenix Natural Gas for approximately $95 million. The transaction, expected to be completed in December, is subject to the approval of East Surrey Holdings' shareholders and admission of the new East Surrey Holdings shares to the London Stock Exchange list.

registered holding companies.[22] However, KeySpan's has now determined that limiting its direct and indirect investments in EWGs and FUCOs to $2.2 billion is presently insufficient to meet KeySpan's business plans with respect to planned investments in existing and future EWGs. (Planned investments are described below.) Accordingly, KeySpan and the Subsidiaries request that they, directly or indirectly, be permitted to make an aggregate investment of up to $3.0 billion in EWGs and FUCOs during the Authorization Period.


     KeySpan asserts that the financial measures and indicators as well as the stringent project review procedures discussed below demonstrate that the financial integrity of the KeySpan system is superior to or substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53. The following is provided in support of KeySpan's request to modify the limitation on its EWG and FUCO investments.


              Planned Investments
              -------------------


     The principal reason for the requested increase in the amount of aggregate investments KeySpan and the Subsidiaries can directly or indirectly make in EWGs and FUCOs is based on announced and unannounced intentions to either build new electric generation facilities through existing or newly formed EWG subsidiaries or to purchase existing EWGs or generating facilities from third parties through either auctions or direct negotiations. To date, KeySpan has announced plans to:

1.   Develop   an   additional   250   MW  of   generation   at  the   site   of
     KeySpan-Ravenswood, LLC. The aggregate investment in this project is estimated to be $350 million, of which approximately $230 million has already been invested.

2. Develop approximately 500 MW of generation in connection with projects on Long Island, New York. The aggregate investment in these projects is estimated to be $375 million.

3. Develop, invest in or acquire other generation facilities or EWGs or FUCOs as opportunities become available.


     In addition, although we currently have no plans for FUCO investments, we have made such investments in the past and therefore will continue to examine such investment opportunities in the future, should they arise. Based on the anticipated size of such EWG and FUCO projects, excluding the approximately $1 billion already invested, we estimate that during the Authorization Period,

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22 See, e.g., Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31, 2001) (Permitted aggregate investment up to $2 billion); Dominion Resources, Inc., Holding Co. Act Rel No. 27485 (Dec. 28, 2001) (Permitted investments up to 100% of consolidated retained earnings plus $4.5 billion); FirstEnergy Corp., Holding Co. Act Rel. No. 27459 (Oct. 29, 2001) (Permitted investment up to $5 billion); Exelon Corporation, Holding Co. Act Rel. No. 27296 (Dec. 8, 2000) (Permitted aggregate investment up to $4 billion).

opportunities to develop, invest in or acquire additional generation projects, including the identified planned investments, may amount to an aggregate investment of up to an additional $2 billion.


     Opportunities to acquire or invest in EWG projects have been spurred by both federal and state regulatory bodies deregulation initiatives in the energy industry which, among other things, encourages or mandates utility divestiture and/or separation of distribution and transmission from generation. In addition, energy demand or competition in various markets provide attractive opportunities to build or acquire generation assets in these areas. As a result, KeySpan believes that the current cap on its EWG and FUCO investments in light of
planned   activities  and  future  activities  is  insufficient  to  enable  the
Applicants to take advantage of industry-wide opportunities to construct or acquire generation assets. Increasing the current investment cap from $2.2 billion to $3.0 billion will provide KeySpan and the Subsidiaries with the flexibility to compete more effectively in the EWG/FUCO generation business.


Capitalization and Other Financial Measures
-------------------------------------------

     Increasing the aggregate investment amount in EWGs and FUCOs to up to $3.0 billion will not adversely affect the financial soundness of KeySpan's holding company system nor will it be a risk to utility consumers. KeySpan and the Utility Subsidiaries are financially sound as indicated by such factors as debt/equity ratios, credit ratings and earning coverages. As required by the Prior Financing Orders, during the Prior Authorization Period, KeySpan has committed to and maintains common equity that is at least 30% of its consolidated capitalization. Likewise, each of the Utility Subsidiary's common equity at September 30, 2003 was, and will be, at least 30% of its respective capitalization. KeySpan and the Utility Subsidiaries will adhere to these debt/equity ratio requirements if the EWG/FUCO investment limit is modified as requested herein.

     KeySpan and each of its Utility Subsidiaries (other than EnergyNorth and Essex Gas, which are not rated) have investment grade long-term debt and/or corporate credit ratings from Moody's and Standard and Poor's, as shown in Item
1. C. 2. above.

     Moreover, KeySpan's current investment in its operating EWGs have contributed positively to earnings. Specifically, since its acquisition in 1999, KeySpan-Ravenswood has continued to operate profitably and, accordingly, has consistently been accretive to KeySpan's earnings on a consolidated basis.


     Also, the requested $3.0 billion aggregate investment in EWG and FUCOs would represent an acceptable commitment of KeySpan's consolidated capitalization for a company of its size based on various financial ratios. As of September 30, 2003, the proposed aggregate investment of up to $3.0 billion would equal approximately 34.9% of KeySpan's total capitalization, 52.6% of consolidated net utility plant, 23.1% of total consolidated assets, and 53.8% of the market value of KeySpan's outstanding common stock. The following chart illustrates how KeySpan's percentages compare to the percentages of the following companies using the same measurements when they received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements with respect to investments in EWGs and FUCOs:

             Company               Consolidated               Consolidated            Consolidated            Market Value of
     (Investment Authority)        Capitalization          Net Utility Plant          Total Assets        Outstanding Common Stock
     ----------------------        --------------          ----------------           ------------        ------------------------
Dominion Resources (100% of             25.0%                   36.0%                    18.0%                  39.0%
Retained Earnings plus $4.5
billion; approximately 470% of
Retained Earnings)[23]

FirstEnergy ($5 billion;                25.0%                   35.7%                    12.8%                  58.8%
approximately 385% of Retained
Earnings)[24]

National Grid (252% of                  46.6%                    N/A                     33.0%                   7.8%
Consolidated Retained Earnings)[25]
                                        49.1%                   50.5%                    27.3%                  60.1%
Cinergy (100% of Retained
Earnings plus $2 billion)[26]

GPU (100% of Retained Earnings)[27]     24.9%                   34.2%                    19.4%                  49.8%

Average                                34.12%                   39.1%                    22.1%                  43.1%

KeySpan (Proposed $3.0 billion;         34.9%                   52.6%                    23.1%                  53.8%
496% of Average Consolidated
Retained Earnings)

     This comparison demonstrates that KeySpan's request for aggregate investment authority of up to $3.0 billion in EWGs and FUCOs in each of the above categories falls within the previously approved range for consolidated capitalization,[28] total assets,[29] market values of stock[30] and net utility plant[31]. The fact that proposed investments up to $3.0 billion exceeds the range

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23   See Dominion Resources,  Inc., Holding Co. Act Rel. No. 27485 (December 28,
     2001).

24 See FirstEnergy Corp., et al., Holding Co. Act Release No. 27459 (October 29, 2001).

25   See National Grid, Holding Co. Act Release No. 27154 (March 15, 2000).

26   See Cinergy Corporation, Holding Co. Act Rel. No. 27400 (May 18, 2001).

27   See GPU, Inc., Holding Co. Act Release No. 26779 (November 17, 1997).

28   KeySpan is below National Grid, Cinergy, and the average.

29 KeySpan is below National Grid and Cinergy, and within about 1 percentage point of the average.

30   KeySpan is below Cinergy and FirstEnergy.

31   KeySpan is less than 3 percentage points above Cinergy.

previously accepted by the Commission with respect to the percentage of net utility plant should not, in and of itself, cause concern because the other considerations and protections as described above and below will be in place that demonstrate that EWG and FUCO investments should not have a substantial adverse affect on the financial integrity of KeySpan's holding company system.


     Other financial indicators demonstrate that the increased level of aggregate investments in EWGs and FUCOs will not have an adverse effect on KeySpan's financial integrity. As set forth below, this can be demonstrated in several ways, including an analysis of historic trends in KeySpan's consolidated retained earnings and the market view of KeySpan's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and guarantees by KeySpan or its Subsidiaries to finance investments in EWGs and FUCOs up to an aggregate investment amount not to exceed $3.0 billion will not have any "substantial adverse impact" on the financial integrity of the KeySpan system.


     Retained Earnings Growth. KeySpan's average consolidated retained earnings has grown from approximately $439 million as of the quarter ended September 30, 2002 to over approximately $605 million as of the quarter ended September 30, 2003. This is an increase of approximately 27%.


Investment Review Procedures. KeySpan has in place a number of formal project review procedures in order to evaluate various EWG or FUCO investments. Investments are evaluated against a number of investment criteria including (i) economic viability of the project, (ii) political and regulatory risk, and (iii) strategic fit within the KeySpan system.


Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties. The economic viability analysis also examines construction risk, commercial risk and financial risk and appropriate methods by which to mitigate these risks such as through offtake contracts, construction contracts with appropriate levels of milestone dates and liquidated damages provisions applicable to the contract, and non-recourse financing. (These mitigation measures are described in further detail below.)

Risk Mitigation Measures. Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of KeySpan's investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments.

The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing. With respect to foreign investments, KeySpan's review also includes analysis of the economic stability of the country, the government's commitment to private energy business, the extent to which there is a free market economy and the development of a local banking system, the legal and regulatory framework for private investment in electric or gas facilities, the local business support for long-term investment of private capital, currency conversion and repatriation, and mitigating risk in appropriate cases by partnering with other entities.

Operating Risk. KeySpan's experience in competing in a non-regulated environment through its non-utility Subsidiaries enables KeySpan to anticipate and mitigate risks associated with EWGs and FUCOs. Due diligence review of operating assumptions relating to any project include an analysis of fuel supply and environmental effects by appropriate personnel with experience in the technology being evaluated, supplemented as appropriate by the use of outside technical consultants. Other operating risks may, as appropriate, be mitigated by equipment warranties and by casualty, business interruption, and other forms of insurance. Currently, operating risk is mitigated through the use of an experienced operations and maintenance management team. Such direct involvement enhances KeySpan's ability to identify and address developing and existing problems on a timely basis.

Construction Risk. To the extent issues regarding construction risks arise, such risks are commonly mitigated by a combination of fixed-price contracts, milestones and performance guarantees (e.g., guaranteed efficiencies, capacities and completion dates), backed by appropriate levels of liquidated damages. The creditworthiness and track record of the construction contractor is an important consideration in this regard.

Commercial Risks. In a competitive market, prices are determined by the economic laws of supply and demand. Accordingly, the personnel of KeySpan's applicable Subsidiaries regularly conduct extensive investigations of the markets in which particular projects operate. With respect to an EWG, KeySpan or the applicable Subsidiary seeks to ensure that the EWG will be capable of producing electricity at competitive prices in a non-regulated environment. Appropriate system personnel will also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG.

Financial Risks. KeySpan or its applicable Subsidiary will seek to mitigate the financial risks associated with any particular project in various ways. It will generally require sufficient quality in project contracts, creditworthy customers and merchant market participation that will allow a project to secure the maximum amount of permanent debt financing for the project that is available at reasonable cost. If non-recourse debt is chosen, such project will be secured solely by its assets, contracts and revenues, and creditors will have no ability to seek repayment upon default from KeySpan. This method of financing ensures that KeySpan's exposure to any EWG or FUCO will be limited to the amount of its equity commitment, and that the Utility Subsidiaries will bear no risk of a project's failure or financial distress. In addition to the non-recourse nature of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the project economics are heavily dependent on a long-term, fixed-price, "off-take" agreement with a third party, the project debt is typically designed to be of a similar term, with scheduled debt payments covered by fixed charges. On the other hand, where there is no long-term, fixed source of revenue, the amount of non-recourse debt financing would normally be smaller, so that financial risk is not increased by excessive debt levels. KeySpan commits that it will consider financing future EWG or FUCO investments with non-recourse debt to the extent practicable.

Interest Rate Risk. A specific financing risk is the potential variability of interest rates. Interest rate variability can be addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging techniques that KeySpan system companies may utilize would limit the impact that rising interest rates have on floating rate debt instruments. Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

Legal Risks. Legal risks will be addressed by the active participation in contract development and careful review of any investment by legal counsel. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to property, and the obligations inherent in the financing arrangements.

Strategic Fit. Finally, KeySpan is particularly sensitive to ensuring that its independent energy investments contribute to KeySpan's overall strategic growth plan building upon KeySpan's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Moreover, KeySpan focuses its development efforts to technologies/industries with which it has existing competencies such as electric generation and the transmission and distribution of electricity and gas. Initially, at the conceptual stage in the assessment of a proposed project or acquisition, KeySpan or its applicable Subsidiary, will make a preliminary determination of whether the project is consistent with strategic initiatives and whether the project's risks and rewards ratio will be acceptable. If deemed consistent with these objectives, then KeySpan's or its applicable Subsidiary's market assessment, project development, environmental and engineering personnel, supplemented by outside resources with expertise in areas such as legal finance and accounting ("Development Team"), are responsible for the preparation of a business concept document ("Pro Forma") for the project.

     The Pro Forma must address at minimum the description of the business, a preliminary market assessment, a technical analysis, initial finance analysis, critical success factors, risks, estimated development costs, and exit strategies. Upon completion of the Pro Forma, the Development Team and the applicable KeySpan Subsidiary's management review it and make a determination that the project is consistent with strategic objectives, and, given identified risks, has the requisite earnings potential to merit further review through detailed due diligence. The Development Team performs detailed project due diligence and risk assessment, using advisors, engineers, environmental consultants, accountants, tax advisors, attorneys, and investment bankers, as appropriate, to evaluate the project. The Pro Forma is then updated and a business case is developed. This business case, along with the results of the due diligence and risk assessment process performed in connection with the development of the business case, forms the basis upon which KeySpan or the applicable Subsidiary's management approves of the proposed investment in the project.

     The business case is a comprehensive identification and analysis of the strategic, market, operational, and financial components of the project. In addition to an assessment of the project, it also identifies an exit strategy and initial project implementation steps. Its scope is driven by size, complexity and risk associated with the project. Upon completion of the business case, a summary of the findings as well as a recommendation on whether, and if so, how to proceed is presented to KeySpan or the applicable Subsidiary's management.

     Upon approval, the investment will be assessed against pre-approved investment criteria to determine the level of additional approvals, if any, that may be required. Depending on the magnitude of the investment in a project, Board of Directors' approval may be necessary. Thus, each potential investment must be reviewed and approved by a number of managers, senior officers and, as appropriate, the Board of Directors within the KeySpan System who focus their review not only on the questions of whether a particular project satisfies KeySpan's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving KeySpan's long-term overall strategic objectives.

     (g) Intermediate Subsidiaries

     KeySpan proposes to create and/or acquire directly or indirectly the securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries"). The term "Intermediate Subsidiaries" includes any corporation, trust, partnership, limited liability company or other entity. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating KeySpan's investments in, other direct or indirect non-utility investments. Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.[32]

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32   See SCANA  Corporation,  Holding Co. Act Release No.  27649  (February  12,
     2003); Exelon Corporation,  Holding Co. Act Release No. 35- 27545 (June 27,
     2002);  Emera  Incorporated,  Holding Co. Act Release No. 35-27445 (Oct. 1,
     2001) (approving certain development and administrative activities); Progress Energy, Inc., Holding Co. Act Release No. 35-27297 (Dec. 12, 2000) (approving certain development and administrative activities).

     There are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in EWGs, FUCOs and Rule 58 Subsidiaries. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the interposition of one or more Intermediate Subsidiaries may allow KeySpan to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for KeySpan or its Subsidiaries.[33]

     Intermediate Subsidiaries also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

     An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, exempt telecommunications company ("ETC"), or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the KeySpan system and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Rule 58 Subsidiary, ETC, EWG or FUCO; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit KeySpan's exposure to U.S. and foreign taxes; (7) to further insulate KeySpan and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.[34]

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries.[35]

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33 Any "tax sharing" aspects of such arrangements will comply with Rule 45(c) or any tax allocation agreement which has been approved by the Commission.

34 Exelon Corporation, Holding Co. Act Release No. 35-27545 (June 27, 2002); Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (Aug. 26, 1999) (each approving a virtually identical list of activities).

35   See Exelon  Corporation,  Holding Co. Act Release  No.  35-27545  (June 27,
     2002); PowerGen plc., Holding Co. Act Release No. 35-27291 (Dec. 6, 2000).

     Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from KeySpan's available funds. No authority is sought under this heading for additional financing authority.

     To the extent that KeySpan and/or the Subsidiaries provide funds directly or indirectly to an Intermediate Subsidiary which is used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, and to the extent such funds are not expenditures in Development Activities, the amount of such funds will be included in KeySpan's "aggregate investment" in such entities, as calculated (in the case of EWGs, FUCOs and Rule 58 Subsidiaries) in accordance with Commission authorization or Rule 58, as applicable.[36]

     The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined herein and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, or any other business subject to an investment limitation under the Act or Commission order.

     Intermediate Subsidiaries have been approved by the Commission in a number of instances, including the 2000 Financing Order.[37]

     (h) Financing Subsidiaries

     KeySpan and the Subsidiaries request authorization to organize and/or acquire the equity securities of one or more additional corporations, trusts, partnerships or other entities organized to serve the purpose of facilitating financings ("Financing Subsidiaries"). Specifically, Financing Subsidiaries may be organized to issue long-term debt, short-term debt, preferred securities (including but not limited to trust preferred securities), equity-linked securities, and/or other securities authorized hereby or issued pursuant to an applicable exemption, to third parties and then transfer the proceeds of such financings to KeySpan or the Subsidiaries, as the case may be. KeySpan and, to the extent not exempt under Rule 52, Subsidiaries also request authorization to issue debentures and other evidence of indebtedness ("Financing Debt") to any Financing Subsidiary to evidence the transfer of financing proceeds by a Financing Subsidiary to its parent company. The principal amount, maturity and

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36 If the Intermediate Subsidiary is merely a conduit, the aggregate investment will not "double count" both the conduit investment and the investment in the operating company authorized as an EWG, FUCO, Rule 58 subsidiary or other approved investment.

37   See SCANA  Corporation,  Holding Co. Act Release No.  27649  (February  12,
     2003); Exelon  Corporation,  Holding Co. Act Release No. 35-27545 (June 27,
     2002);  Emera  Incorporated,  Holding Co. Act Release No. 35-27445 (Oct. 1,
     2001);  Progress  Energy,  Holding Co. Act Release No.  35-27297  (Dec. 12,
     2000);  Energy East,  Inc.,  Holding Co. Act Release No. 35-27228 (Dec. 12,
     2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); AGL Resources, Inc., Holding Co. Act Release No. 35-27243 (Oct. 5, 2000); Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); Ameren Corporation, Holding Co. Act Rel. No. 35-27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-27000 (April 7, 1999).

interest rate on any such Financing Debt will be designed to parallel the amount, maturity and interest or distribution rate on the securities issued by a Financing Subsidiary in respect of which the Financing Debt is issued.

     There are certain legal and business reasons for the utilization of Financing Subsidiaries. For example, the formation and acquisition of such a limited use subsidiary may allow KeySpan and the Subsidiaries to secure more favorable financing terms, at lower costs than may otherwise be available. In addition, the interposition of a Financing Subsidiary can serve to isolate the risks associated with debt securities issuances thereby providing further benefit to the KeySpan system.

     Each of the Subsidiaries also requests authorization to enter into an expense agreement with its respective Financing Subsidiary, pursuant to which it would agree to pay all expenses of such Financing Subsidiary. Any affiliate transactions entered into by a Financing Subsidiary in connection with an expense agreement will be conducted at fair market value without regard to cost, and therefore, KeySpan and the Subsidiaries hereby also request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the at-cost standards of Rules 90 and 91 as applicable to such contemplated transactions.

     The amount of securities issued by any Financing Subsidiary to third parties pursuant to the authorization requested herein will be included in the applicable overall external financing limitation, if any, authorized for the immediate parent company of such Financing Subsidiary. However, to avoid double counting, the amount of Financing Debt issued by a parent company to its Financing Subsidiary will not be counted against such external financing limitation. Securities issued by any Financing Subsidiary to third parties shall be exempt pursuant to Rule 52 (and therefore reportable on Form U-6B-2) only if such securities, if issued directly by the parent company of such the Financing Subsidiary, would be exempt under Rule 52. KeySpan or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such Financing Subsidiaries.38

     D. Internal Reorganization of Existing Investments

          1.   Nonutility Subsidiaries

     KeySpan currently engages directly or through Nonutility Subsidiaries in certain non-utility businesses. KeySpan seeks authority to engage in internal corporate reorganizations to better organize such Nonutility Subsidiaries and

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38 The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (Apr. 7, 1999); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

investments.[39] The approval sought under this heading does not extend to the acquisitions of any new businesses or activities.[40]

     KeySpan and Subsidiaries request authority, to the extent needed, to sell or to cause any Subsidiary to sell or otherwise transfer (i) such Nonutility Subsidiaries businesses, (ii) the securities of Nonutility Subsidiaries engaged in some or all of these businesses or (iii) non-utility investments which do not involve a Nonutility Subsidiary (i.e. less than 10% voting interest) to a different Subsidiary, and, to the extent approval is required, the Subsidiaries request authority to acquire the assets of such non-utility businesses, Nonutility Subsidiaries or other then existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, following its direct or indirect acquisition of the securities of new Nonutility Subsidiaries, KeySpan may determine to transfer such securities or the assets of such Nonutility Subsidiaries to other Subsidiaries as described in the preceding sentence. KeySpan may also liquidate or merge Nonutility Subsidiaries.

     Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes.

     The   Commission   has   given   approval   for  such   general   corporate
reorganizations in prior cases.[41]

          2.   Utility Subsidiaries

     In addition, to the extent not exempt under Section 9 and Rule 43 of the Act, KeySpan and Subsidiaries request that the Commission reserve jurisdiction over internal corporate reorganizations of its Utility Subsidiaries in order to better integrate its utility businesses. Such reorganizations would involve the transfer and/or sale of utility assets and/or securities by one or more Utility Subsidiaries to a Utility Subsidiary only upon express authorization, if needed, from the state commission or commissions with jurisdiction over such transactions. Such reorganizations may also involve the merger of one or more Utility Subsidiaries only upon express authorization, if needed, from the state commission or commissions with jurisdiction over such transactions. In no event would non-associated utility assets, securities or businesses be involved in

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39 The sale of securities, assets or an interest in another business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

40 In the event that proxy solicitations are necessary with respect to such internal corporate reorganizations, Applicants will seek the necessary Commission approvals, if any, through the appropriate filing of a declaration and/or application.

41 SCANA Corporation, Holding Co. Act Release No. 27649 (February 12, 2003); Exelon Corporation, Holding Co. Act Release No. 35-27545 (June 27, 2002); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000);
     NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No. 35-27039 (June 22, 1999).

such transactions, with the exception of entities formed for the sole purpose of effecting the transaction. The reservation of jurisdiction sought under this heading does not extend to the acquisitions of any new businesses or activities.

     Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes.

     E. Affiliate Transactions

     The Applicants request authorization for Nonutility Subsidiaries to provide other Nonutility Subsidiaries with (i) operations and management services ("O&M Services"); (ii) administrative services ("Administrative Services"); and (iii) consulting services ("Consulting Services"). These services are referred to collectively as "Affiliate Services."

     O&M Services would include, for example, development, engineering, design, construction and construction management, pre-operational start-up, testing and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical and training, administrative support, market analysis, consulting, coordination and any other managerial, technical, administrative or consulting required in connection with the business of owning or operating facilities used for the generation, transmission or distribution of electric energy and/or natural gas (including related facilities for the production, conversion, sale or distribution of thermal energy) or coordinating their operations in the power market.

     Administrative Services would include, for example, corporate and project development and planning, management, administrative, employment, tax, legal, accounting, engineering, consulting, marketing, utility performance and electric data processing services, and intellectual property development, marketing and other support services.

     Consulting Services would include, for example, providing the Nonutility Subsidiary with technical capabilities and expertise primarily in the areas of electric power generation, transmission and distribution and ancillary operations.

     The Affiliate Services would generally be performed by Nonutility Subsidiaries for associate Nonutility Subsidiaries at cost. However, the Nonutility Subsidiaries request an exemption (to the extent that section 34 of the Act and/or Rule 90(d) do not apply) pursuant to Section 13(b) from the at-cost standards of Rules 90 and 91 for the Affiliate Services in any case in which the Nonutility Subsidiary purchasing such services is:

     (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     (ii) An EWG that sells electricity at market-based rates that have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;

     (iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

     (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

     (v) A Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is partially or wholly-owned, directly or indirectly, by KeySpan, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary (or any other entity within the KeySpan system whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above; or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.[42]

     F. Filing of Certificates of Notification

     It is proposed that, with respect to KeySpan, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1933 Act be integrated with the reporting system under the Act consistent with the authority granted in the Prior Financing Orders. This will continue to eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and KeySpan. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in

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42 The five circumstances in which market based pricing would be allowed are substantially the same as those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Release No. 27626 (December 20, 2002); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999).

accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of the first three calendar quarters and within 90 days after the end of the fourth calendar quarter, in which transactions occur.

     The Rule 24 certificates will contain the following information:

     a. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale;

     b. The total number of shares of KeySpan common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

     c. In the event KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

     d. In the event a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

     e. The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter;

     f. The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

     g. The amount and terms of any other securities issued under the authority sought herein during the quarter;

     h. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter;

     i. Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24;

     j. The amount and terms of any financings not exempt under rule 52 consummated by any Nonutility Subsidiary during the quarter;

     k. The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments;

     l. The name, parent company and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary;

     m. A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

     n. The amount and term of any short-term debt issued directly or indirectly by KeySpan during the quarter;

     o. The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter;

     p. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of KeySpan, on a consolidated basis and each Utility Subsidiary;

     q. A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter;

     r. A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO investment approval;

     s. A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter;

     t. With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans;

     u. With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus;

     v. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

     w. With respect the KeySpan's indirect subsidiary, Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.[43]


ITEM 2. FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $10,000.


ITEM 3. APPLICABLE STATUTORY PROVISIONS.

     A. Applicable Provisions

     Sections 6(a), 7, 9, 10, 11, 12, 13, 32 and 33 of the Act and Rules 42, 43,
44, 45, 46, 52, 53, 54, 58, 90 and 91 thereunder are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B. Rule 53 and 54 Analysis.

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At September 30, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,072,582,000. With respect to Rule 53(a)(1), the Commission determined in the order dated December 6, 2002, Holding Co. Act Release No. 35-27612, File No. 70-10063 (the "Rule 53(c) Order"), that KeySpan's investments in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to

-------
43 This disclosure is required by Commission order, Release No. 35-27638 in File Nos. 70-10097 and 70-9699 issued on January 14, 2003, and as modified by Commission order, Release No. 35-27667 in File No. 70-10097, issued on April 16, 2003.

KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of KeySpan's overall financial condition which took into account, among other factors, KeySpan's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the Rule 53(c) Order.

     KeySpan's investments in EWGs and FUCOs have increased from approximately $896 million as of September 30, 2002 to approximately $1.07 billion as of September 30, 2003. Nevertheless, KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through September 30, 2003. As of September 30, 2002, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, KeySpan's consolidated capitalization consisted of 33.03% common equity and 66.97% debt (including long and short-term debt and preferred stock). As of September 30, 2003, KeySpan's consolidated capitalization consisted of 38.67% equity and 61.33% debt (including long and short-term debt and preferred stock). These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization. KeySpan's average consolidated retained earnings increased from approximately $439 million as of September 30, 2002 to approximately $605 million as of September 30, 2003. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to KeySpan's investments in EWGs and FUCOs has not had an adverse impact on KeySpan's financial integrity.

ITEM 4. REGULATORY APPROVAL.

     No state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE.

     The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

   A. Exhibits.

     A Certificate of Incorporation of KeySpan effective April 16, 1998; Amendment to Certificate of Incorporation of KeySpan effective May 26, 1998; Amendment to Certificate of Incorporation of KeySpan effective June 1, 1998; Amendment to the Certificate of Incorporation of KeySpan effective April 7, 1999; and Amendment to the Certificate of Incorporation of KeySpan effective May 20, 1999 (filed as Exhibit 3.1 to KeySpan's Form 10-Q for the quarterly period ended June 30, 1999)

     B.   None

     C. Registration Statement on Form S-3 dated February 14, 2002 (filed with the Commission in File No. 333-82230 and incorporated by reference herein)

     D.   None

     E.   None

     F-1  Opinion of Counsel

     F-2  Past Tense Opinion of Counsel (to be filed pursuant to Rule 24)

     G-1  Proposed Form of Federal Register Notice (previously filed)

     G-2 Exhibit C to the 2000 Financing Application (incorporated by reference to Exhibit C of KeySpan's Form U-1/A Application/Declaration under the Act as filed with the Commission on November 8, 2000, File No. 70-9699)

     G-3  List of all guarantees in place as of September 30, 2003

     G-4  List of all KeySpan Compensation and Incentive Stock Plans

     G-5 Capital Structure Tables at September 30, 2003 (incorporated by reference to Appendix A of KeySpan's Rule 24 Certificate as filed with the Commission on November 26, 2003, File No. 70-9699)

     G-6 Cash Flow Forecasts and Capital Structure Tables for years 2004, 2005 and 2006 (filed on a confidential basis)

   B.    Financial Statements

     FS Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statement of Cash Flows of KeySpan Corporation as of September 30, 2003, along with notes thereto (filed with the Commission on Form 10-Q for the quarterly period ended September 30, 2003, and incorporated by reference herein)


ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.



                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                               KEYSPAN CORPORATION




                                    By:     /s/ John J. Bishar, Jr.
                                            -----------------------
                                            John J. Bishar, Jr.
                                            Senior Vice President, Secretary
                                            and General Counsel

                                                                     Exhibit F-1


                                                              December 17, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     KeySpan Corporation ("KeySpan"), a diversified registered public utility holding company, its direct and indirect non-utility subsidiaries (the "Nonutility Subsidiaries") and its direct and indirect utility subsidiaries (the "Utility Subsidiaries") (collectively, the "Applicants") have applied to the Securities and Exchange Commission (the "Commission") for authority to engage in a program of transactions relating to external financing, credit support arrangements and other related transactions (collectively, the "Transaction").

     This opinion is furnished in connection with the Applicants' filing of the Application/Declaration on Form U-1/A, File No. 70-10129 (the "Application") with the Commission under the Public Utility Holding Company Act of 1935, as amended (the "Act") in connection with the Transaction. The Application requests the Commission's authorization and approval for the Applicants to engage in such various financing transactions and arrangements more fully described in the Application.

     I am General Counsel of KeySpan and have acted, with other attorneys on my staff, as counsel to KeySpan in connection with the filing of the Application.

     In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as original and the conformity to the original documents of all documents submitted as copies. As to any facts material to this opinion, I have, when relevant facts were not independently established, relied upon the statements contained in the Application.

     The  opinions  expressed  below with  respect to the  proposed  Transaction
described  in  the  Application  are  subject  to  the  following   assumptions,
qualifications, limitations, conditions and exceptions:

     A. The proposed Transaction shall have been duly authorized and approved, to the extent required by the governing corporate and/or organizational documents and applicable state laws, by the Board of Directors and/or duly authorized committee of such Board of Directors of KeySpan and/or of the appropriate direct or indirect subsidiary thereof, as the case may be.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders, if any, of, and all filings and registrations, if any, with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction proposed in the Application that may have been obtained or made, as necessary, shall have become final and unconditional in all respects and shall remain in effect.

     D. The Commission shall have duly entered an appropriate order with respect to the proposed Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. Appropriate corporate actions will have been taken by both the issuer and the acquirer of the securities as contemplated by the Application and the documents transferring the securities will have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

     F. The parties shall have obtained all material consents, waivers and releases, if any, required for the proposed Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the proposed Transaction is consummated in accordance with the Application:

     1. All state and federal laws applicable to the proposed Transaction will have been complied with;

     2. Any securities to be issued will, in the case of stock, be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the applicable articles of incorporation or other document defining such rights and privileges;

     3. In the case of debt instruments and guarantees, such debt securities and guarantees will be valid and binding obligations of the issuer or guarantor in accordance with their terms subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws from time to time in effect affecting the enforceability of creditors' rights generally and to general principles of equity (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing) regardless of whether considered in a proceeding in equity or at law.

     4. The Applicants will legally acquire any securities or assets subject to the terms stated in the Application.

     5. The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by KeySpan, or by any associate company thereof.

     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Application.


                                                       Very truly yours,


                                                       /s/John J. Bishar, Jr.

                                                                    Exhibit G-3

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      As of 09/30/03
                KEYSPAN CORPORATION

Guarantees for Subsidiaries
---------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Exposure         Exposure
            Company                    Description                   Amount   As of 08/31/03   As of 09/30/03  Issue Date   Terms
            -------                    -----------                   ------   --------------   --------------  ----------   -----
                                                                     ($000)       ($000)           ($000)
------------------------------------------------------------------------------------------------------------------------------------
KeySpan Energy Delivery
 Long Island
                                    Supports Medium Term Notes        600,000      525,000         525,000    2/1/2000     2/1/2010
                                    issuance of $525 Million
------------------------------------------------------------------------------------------------------------------------------------
KeySpan Corporate Services, LLC
                                    Supports motor vehicle leases      10,000       10,000          10,000    03/05/99     12/31/04
                                    with PHH Vehicle Management
                                    Services Corp.

                                    Supports Commercial Card            1,300        1,300           1,300    03/15/02     01/31/05
                                    Agreement with Bank One
------------------------------------------------------------------------------------------------------------------------------------
KeySpan Energy Development
 Corporation
Spagnoli Road Energy Center         Guarantee required by NYS           9,000        9,000           9,000    5/1/2003    5/31/2005
                                    Dept. of Public Service as
                                    part of pre-construction
                                    filings
------------------------------------------------------------------------------------------------------------------------------------
KeySpan Energy Solutions, LLC       Supports motor vehicle leases       1,900        1,900           1,900    03/05/99     12/31/04
                                    with PHH Vehicle Management
                                    Services Corp.
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Exposure         Exposure
            Company                    Description                   Amount   As of 08/31/03   As of 09/30/03  Issue Date   Terms
            -------                    -----------                   ------   --------------   --------------  ----------   -----
                                                                     ($000)       ($000)           ($000)
------------------------------------------------------------------------------------------------------------------------------------
KeySpan Energy Services, Inc
 & Ravenswood, LLC
Supply Purchased
----------------
ABN Amro                            Supports purchases of natural       5,000            0               0   11/6/1998    Notice
BP Energy                           gas and other petroleum             5,000        1,610               0    05/28/03     12/31/03
Concord Energy                      products.                           2,000          578             998    03/19/03     12/31/03
Con Ed Energy, Inc.                                                    25,000       13,675          12,467    01/02/03     12/31/03
Cook Inlet                                                              5,000        4,492           5,567    05/28/03     12/31/03
Coral Energy (RW)                                                       5,000            0              76    01/02/03     12/31/03
Entergy-Koch                                                           15,000        7,244           2,528    01/21/03     12/31/03
Iroquois Gas Transmission                                              11,000            0               0    09/26/03     09/26/04
Morgan Stanley Capital Group                                            5,000                            0    07/14/03     12/31/03
NYISO                                                                  40,000        3,935           1,513    05/28/03     12/31/03
Sempra                                                                 15,000          113             113    01/02/03     12/31/03
Western Gas Resources                                                  14,000        4,910          11,213    05/28/03     12/31/03
                                                                   ----------------------------------------
                                    Sub Total KES & RW Supplier       147,000       36,557          34,475
                                    Guarantees
------------------------------------------------------------------------------------------------------------------------------------
KeySpan Energy Services, Inc
Marketer Guarantees
-------------------
KEDNY/KEDLI                         PSC requirement for Marketers      16,000       16,000          16,000    01/01/02     12/31/02
                                    doing business with Public
                                    Utilities.
Gas Transportation & Storage
----------------------------
PSE&G                               transportation and storage          1,000            0               0    06/03/02     12/31/03
                                    of gas
------------------------------------------------------------------------------------------------------------------------------------
KeySpan Ravenswood Inc.

Guarantee of Master Lease           Support for synthetic lease       425,000      425,000         425,000    06/18/99     06/18/04
 Agreement                          agreement
------------------------------------------------------------------------------------------------------------------------------------
EnergyNorth Natural Gas, Inc.
Transportaion Costs                 Support for shipping costs             80           80              80    03/24/03         Open
                                    required under FERC tariff.
------------------------------------------------------------------------------------------------------------------------------------
GEI Development Corp.
NJR Energy Services Company         Supports gas services               1,094        1,094           1,094    05/06/99     12/31/04
                                    agreement
------------------------------------------------------------------------------------------------------------------------------------
Northeast Gas Markets, LLC          Exchange of gas in the spot        24,000            0               0    03/21/03     12/31/03
                                    market (Mirant)
------------------------------------------------------------------------------------------------------------------------------------
Guarantees for Non-Affiliates
-----------------------------
------------------------------------------------------------------------------------------------------------------------------------
Hawkeye Construction                Support for Citibank Line of       12,000       12,000          12,000    01/06/00     10/25/04
                                    Credit
------------------------------------------------------------------------------------------------------------------------------------
Hawkeye Construction, LLC           Support for Citibank Line of       13,000       13,000          13,000    10/25/99     10/25/04
                                    Credit
------------------------------------------------------------------------------------------------------------------------------------
                         Sub Total Guarantees                       1,261,374    1,050,931       1,048,849
------------------------------------------------------------------------------------------------------------

                                                                                                                     As of 09/30/03
                KEYSPAN CORPORATION

Guarantees for Subsidiaries
---------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Exposure       Exposure
       Company                 Description                             Amount    As of 08/31/03 As of 09/30/03  Issue Date   Terms
       -------                 -----------                             ------    -------------- --------------  ----------   -----
                                                                       ($000)        ($000)         ($000)
------------------------------------------------------------------------------------------------------------------------------------
Various Subsidiaries           Supports entities requirement                0            68           68          12/16/98 Revolving
Guarantee for Surety Bonds     for various bonds, undertakings and
                               instruments of guarantee in connection
                               with construction activities.Issued
                               with Travelers
------------------------------------------------------------------------------------------------------------------------------------

Various Subsidiaries           Supports entities requirement          250,000       250,000      250,000          6/1/2003 Revolving
Guarantee for Surety Bonds     for various bonds, undertakings and
                               instruments of guarantee in connection
                               with construction activities. Issued
                               with Chubb
------------------------------------------------------------------------------------------------------------------------------------

Hawkeye Construction, LLC      Supports requirement for various bonds
Guarantee for Surety Bonds*    in connection with construction activites.
                              *The previously issued
                               guarantee for $60,000,000
                               per year expired in June
                               2003; such obligations
                               reverted to Hawkeye pursuant
                               to agreement.

       Sub Total Surety Bond Indemnification                                        250,068      250,068
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
   Total Guarantees & Surety Bond Indemnification                     1,511,374   1,300,999    1,298,917
------------------------------------------------------------------------------------------------------------------------------------
**  Not include in total exposure.  No Indemnity issued.

------------------------------------------------------------------------------------------------------------------------------------
                 Letters of Credit
                 -----------------

Reliance (OCIP)                Supports KeySpan OCIP progrqam.        17,500         17,500       17,500         10/01/98   12/31/03

Liberty Mutual                 Supports unregulated subsidiary         7,892          7,892        7,892         03/28/02   12/31/03
                               general and automobile liability
                               & workers compensation

AIG (OCIP - Generation         Supports OCIP for generation               4,206       4,206        4,206         03/28/02   12/31/03
Projects)                      projects.

AIG                            Supports Colonial Gas & TransGas             410         410          410         07/30/02   07/31/04
                               workers compensation program.

Zurich (OCIP)                  Supports KeySpan OCIP progrqam.            4,250       4,250        4,250         04/26/01   12/31/03

Zurich (OCIP)                  Supports KeySpan OCIP progrqam.            3,900       3,900        3,900         08/02/02   12/31/03

New York City                  Supports KSE Communications                  250         250          250         04/17/02   04/08/04
                               franchise requirements for NYC.

Cologne                                                                   1,614       1,614        1,614                    12/30/03

Genco LTD                      Supports LTD issued by Genco for          24,800      24,800       24,800         12/01/00
                               generation projects.

------------------------------------------------------------------------------------------------------------------------------------
     Sub Total Letters of Credit                                         64,822      64,822       64,822
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
          Total Guarantees, Surety Bonds & Letters of Credit          1,576,196   1,365,821    1,363,739
------------------------------------------------------------------------------------------------------------------------------------

                                                                     Exhibit G-4


KeySpan Plans
-------------

Employee Discount Stock Purchase Plan
-------------------------------------

The KeySpan Employee Discount Stock Purchase Plan (the "EDSPP") provides that eligible employees may purchase Common Stock of KeySpan each calendar month at a price that may be discounted up to 85% of the average of the high and low sales price (the "Purchase Price") for such shares on the last day of the month on which shares are traded on the New York Stock Exchange. Generally, all employees of KeySpan or its wholly-owned subsidiaries are eligible to participate in the EDSPP except (i) employees who have not been on the payroll for at least three months as of the beginning of a purchase period; (ii) employees who customarily are employed less than five months in any calendar year; (iii) part-time employees; (iv) Directors who are not also employees of KeySpan; and (v) employees of KeySpan's wholly-owned subsidiaries (or similar entities) which entities have not been approved by KeySpan as eligible to participate in the EDSPP. KeySpan may issue under the EDSPP up to an aggregate of 1,750,000 shares of KeySpan Common Stock.

The Investor Program
--------------------

The Investor Program is an open enrollment and dividend reinvestment plan. The Plan is designed to provide individuals with a convenient and inexpensive way to purchase and sell shares of Common Stock of KeySpan and to reinvest all or a portion of their cash dividends in additional shares of Common Stock. The investors participating in the Plan (the "Participants") will be charged modest fees for certain services and transactions.

The Plan is authorized to issue up to 5,000,000 shares of the KeySpan's Common Stock for purchase under the Plan.

The Long-Term Performance Incentive Compensation Plan
-----------------------------------------------------

The KeySpan Long-Term Performance Incentive Compensation Plan (the "Plan") provides for granting key employees, directors, officers and consultants of four types of awards on a stand alone, combination or tandem basis, specifically, stock options, incentive stock options, restricted shares and performance stock awards. The Plan is administered by the Compensation and Management Development Committee (the"Committee") of the Board of Directors. Currently, the Plan provides that the total number of shares of Common Stock with respect to which awards may be granted under the Plan may not exceed 19,250,000 shares, and that the total number of shares of Common Stock with respect to which stock options (including incentive stock options) and performance stock awards may be granted in any one year to any individual participant may not exceed 750,000 shares (subject, in each case, to adjustment in the event of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, or other such change).

Shareholder Rights Plan
-----------------------

KeySpan has entered into a Rights Agreement pursuant to which one preferred stock purchase right (a "Right") per share of Common Stock was distributed as a dividend to shareholders of record on the close of business on April 14, 1999. Each Right, when exercisable, will entitle the holder thereof to purchase one one-hundredth of a share of Series D Preferred Stock at a price of $95.00 per share. The Rights will be exercisable only if a person or a group acquires 20% or more of the outstanding shares of Common Stock or announces a tender offer following which it would hold 20% or more of such outstanding Common Stock. The Rights entitle the holders, other than the acquiring person, to purchase Common Stock having a market value of two times the exercise price of the Right. If, following the acquisition by a person or group of 20% or more of KeySpan's outstanding shares of Common Stock, KeySpan were acquired in a merger or other business combination, each Right would be exercisable for that number of the acquiring company's shares of common stock having a market value of two times the exercise price of the Right. Subject to the terms of the Rights Agreement, KeySpan may redeem the Rights at one cent per Right at any time until ten days following the occurrence of an event that causes the Rights to become exercisable for Common Stock.

The Officers' Deferred Stock Unit Plan
--------------------------------------

Pursuant to the Officers' Deferred Stock Unit Plan and consistent with KeySpan's desire to increase officer stock ownership, the Chief Executive Officer, and certain other eligible Executive Officers may elect to defer between 10% to 50% of their annual cash bonus, if any is paid, to purchase deferred stock units ("DSUs"), which track the performance of the Company's Common Stock but do not possess voting rights. Executives will also receive a 20% match by the Company on the amount deferred in each year. The DSUs must be deferred until retirement or resignation and are payable in Common Stock. The match on the deferral is also payable in Common Stock upon retirement or in the event of an executive's disability, death or upon change of control. The match is forfeited in the event of the executive's resignation prior to retirement.

KeySpan Services Inc. Officers' Deferred Stock Unit Plan
--------------------------------------------------------

The KeySpan Services Inc. Officers' Deferred Stock Unit Plan allows certain officers of KeySpan Services Inc. and its wholly owned subsiadiries, to elect to defer between 10% to 50% of their annual cash bonus award, if any is paid, to purchase DSUs which track the performance of the Company's Common Stock but do not possess voting rights. Executives also receive a 20% match by the Company on the amount deferred in each year. The DSUs must be deferred until retirement or resignation and are payable in Common Stock. The match on the deferral is also payable in Common Stock upon retirement or in the event of an executive's disability, death or upon change of control. The match is forfeited in the event of the executive's resignation prior to retirement.

Directors' Deferred Compensation Plan
-------------------------------------

The Directors' Deferred Compensation Plan provides all non-employee directors with the opportunity to defer any portion of their cash compensation received as directors, up to 100%, in exchange for Common Stock equivalents or cash equivalents. Common Stock equivalents are valued by utilizing the average of the high and low price per share of KeySpan common stock on the first trading day of the month following the month in which contributions are received. Dividends are paid on Common Stock equivalents in the same proportion as dividends paid on Common Stock. Compensation not deferred and exchanged for Common Stock equivalents, may be deferred into a cash account bearing interest at the prime rate. Upon retirement, death or termination of service as a director, all amounts in a director's Common Stock equivalent account and/or cash account shall, at the director's election, (i) be paid in a lump sum in cash; (ii) be deferred for up to five years; and/or (iii) be paid in the number of annual installments, up to ten, specified by the director. The non-employee directors are not entitled to benefits under any KeySpan retirement plan.

KeySpan 401(k) Plans
--------------------

The KeySpan 401(k) Plan for Management Employees (the "KeySpan Management Plan") and The KeySpan Energy 401(k) Plan for Union Employees (the "KeySpan Union Plan") are designed to help employees reach long-term financial goals, aimed toward saving for retirement. Employees contribute to either of the 401(k) plans through automatic payroll deductions and benefit from special tax advantages.

KeySpan also may make contributions to employees' accounts in the form of KeySpan Common Stock. If an employee is eligible for employer contributions, the employee becomes vested, or is entitled to the entire account balance upon distribution including employer contributions, following three years of service. Employees are always 100% vested in their own contributions.

Eastern Enterprises (now known as KeySpan New England, LLC) Plans
-----------------------------------------------------------------

1982 and 1995 Stock Option Plans
--------------------------------

Pursuant to change in control agreements ("COC Agreements"), the options granted to certain eligible executives under the 1982 and 1995 Stock Option Plans accelerated and became immediately exercisable in connection with the merger between KeySpan and Eastern. Pursuant to the merger agreement, each option that was exercisable on or before the merger could have been exchanged for the difference between the merger consideration and the exercise price per share. Options not cashed out are assumed by KeySpan and become exercisable for shares of KeySpan common stock.

1996 Non-Employee Trustees' Stock Option Plan
---------------------------------------------

Under the terms of the 1996 Non-Employee Trustees' Stock Option Plan, all outstanding options under the plan became exercisable 20 days prior to the closing of the merger between KeySpan and Eastern. Former officers and employees of Eastern or its subsidiaries are not eligible to participate in this plan. Pursuant to the merger agreement, each option that was exercisable on or before the merger could have been exchanged for the difference between the merger consideration and the exercise price per share. Options not cashed out are assumed by KeySpan and become exercisable for shares of KeySpan common stock.